Sig2 Labs crowdfunding campaign on Wefunder

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Kai Brunner ▮▮▮▮▮▮▮▮▮▮

Sat, Jun 7, 12:26 AM

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Hi ▮▮▮▮

I had mentioned that we're in the phase of raising funds to introduce Sig2 to the construction industry.

Our goal is to reach $50k by the end of next week. We're now at $27k, with more people soon to contribute in the coming days.

Check out https://wefunder.com/sig2labs/

You'll see who's involved, as well as a standard presentation of the venture and its charter.
I am glad to answer questions you may have.

Kai

Kai Brunner
Co-Founder & CEO
Sig2 Labs | Linkedin
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